Exhibit 99.1

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Iron ore price negotiations
9 April 2010
Rio Tinto is currently negotiating contracts with its customers to supply iron ore priced on a quarterly basis.
Sam Walsh, Chief executive Iron Ore and Australia, said “Rio Tinto’s position reflects the recent structural shift in the iron ore market away from benchmark pricing. It is in line with our recent comments that benchmark pricing only works if it reflects market fundamentals, otherwise the system would need to change.”
As discussions are still underway, no further guidance is possible at this stage.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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